1 3Q21 Earnings Presentation

2 Important Disclosure IN REVIEWING THE INFORMATION CONTAINED IN THIS PRESENTATION, YOU ARE AGREEING TO ABIDE BY THE TERMS OF THIS DISCLAIMER . THIS INFORMATION IS BEING MADE AVAILABLE TO EACH RECIPIENT SOLELY FOR ITS INFORMATION AND IS SUBJECT TO AMENDMENT . This presentation is prepared by XP Inc . (the “Company,” “we” or “our”), is solely for informational purposes . This presentation does not constitute a prospectus and does not constitute an offer to sell or the solicitation of an offer to buy any securities . In addition, this document and any materials distributed in connection with this presentation are not directed to, or intended for distribution to or use by, any person or entity that is a citizen or resident or located in any locality, state, country or other jurisdiction where such distribution, publication, availability or use would be contrary to law or regulation or which would require any registration or licensing within such jurisdiction . This presentation was prepared by the Company . Neither the Company nor any of its affiliates, officers, employees or agents, make any representation or warranty, express or implied, in relation to the fairness, reasonableness, adequacy, accuracy or completeness of the information, statements or opinions, whichever their source, contained in this presentation or any oral information provided in connection herewith, or any data it generates and accept no responsibility, obligation or liability (whether direct or indirect, in contract, tort or otherwise) in relation to any of such information . The information and opinions contained in this presentation are provided as at the date of this presentation, are subject to change without notice and do not purport to contain all information that may be required to evaluate the Company . The information in this presentation is in draft form and has not been independently verified . The Company and its affiliates, officers, employees and agents expressly disclaim any and all liability which may be based on this presentation and any errors therein or omissions therefrom . Neither the Company nor any of its affiliates, officers, employees or agents makes any representation or warranty, express or implied, as to the achievement or reasonableness of future projections, management targets, estimates, prospects or returns, if any . The information contained in this presentation does not purport to be comprehensive and has not been subject to any independent audit or review . Certain of the financial information as of and for the periods ended December 31 , 2019 , 2018 and 2017 has been derived from audited financial statements and all other financial information has been derived from unaudited interim financial statements . A significant portion of the information contained in this presentation is based on estimates or expectations of the Company, and there can be no assurance that these estimates or expectations are or will prove to be accurate . The Company’s internal estimates have not been verified by an external expert, and the Company cannot guarantee that a third party using different methods to assemble, analyze or compute market information and data would obtain or generate the same results . Statements in the presentation, including those regarding the possible or assumed future or other performance of the Company or its industry or other trend projections, constitute forward - looking statements . These statements are generally identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside the control of the Company . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . These risks and uncertainties include factors relating to : (1) general economic, financial, political, demographic and business conditions in Brazil, as well as any other countries we may serve in the future and their impact on our business ; (2) fluctuations in interest, inflation and exchange rates in Brazil and any other countries we may serve in the future ; (3) competition in the financial services industry ; (4) our ability to implement our business strategy ; (5) our ability to adapt to the rapid pace of technological changes in the financial services industry ; (6) the reliability, performance, functionality and quality of our products and services and the investment performance of investment funds managed by third parties or by our asset managers ; (7) the availability of government authorizations on terms and conditions and within periods acceptable to us ; (8) our ability to continue attracting and retaining new appropriately - skilled employees ; (9) our capitalization and level of indebtedness ; (10) the interests of our controlling shareholders ; (11) changes in government regulations applicable to the financial services industry in Brazil and elsewhere ; (12) our ability to compete and conduct our business in the future ; (13) the success of operating initiatives, including advertising and promotional efforts and new product, service and concept development by us and our competitors ; (14) changes in consumer demands regarding financial products, customer experience related to investments and technological advances, and our ability to innovate to respond to such changes ; (15) changes in labor, distribution and other operating costs ; (16) our compliance with, and changes to, government laws, regulations and tax matters that currently apply to us ; (17) the negative impacts of the COVID - 19 pandemic on global, regional and national economies and the related market volatility and protracted economic downturn ; and (18) other factors that may affect our financial condition, liquidity and results of operations . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and the Company does not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, the Company and its affiliates, officers, employees and agents do not undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . You are cautioned not to unduly rely on such forward - looking statements when evaluating the information presented and we do not intend to update any of these forward - looking statements . Market data and industry information used throughout this presentation are based on management’s knowledge of the industry and the good faith estimates of management . The Company also relied, to the extent available, upon management’s review of industry surveys and publications and other publicly available information prepared by a number of third party sources . All of the market data and industry information used in this presentation involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates . Although the Company believes that these sources are reliable, there can be no assurance as to the accuracy or completeness of this information, and the Company has not independently verified this information . The contents hereof should not be construed as investment, legal, tax or other advice and you should consult your own advisers as to legal, business, tax and other related matters concerning an investment in the Company . The Company is not acting on your behalf and does not regard you as a customer or a client . It will not be responsible to you for providing protections afforded to clients or for advising you on the relevant transaction . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of the Company’s operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of the Company’s business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting the Company’s business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in the Company’s business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in the Company’s industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation . For purposes of this presentation : “Active Clients” means the total number of retail clients served through our XP Investimentos, Rico, Clear, XP Investments and XP Private (Europe) brands, with an AUC above R $ 100 . 00 or that have transacted at least once in the last thirty days . For purposes of calculating this metric, if a client holds an account in more than one of the aforementioned entities, such client will be counted as one “active client” for each such account . For example, if a client holds an account in each of XP Investimentos and Rico, such client will count as two “active clients” for purposes of this metric . “Assets Under Custody (AUC)” means the market value of all client assets invested through XP’s platform, including equities, fixed income securities, mutual funds (including those managed by XP Gestão de Recursos Ltda . , XP Advisory Gestão Recursos Ltda . and XP Vista Asset Management Ltda . , as well as by third - party asset managers), pension funds (including those from XP Vida e Previdência S . A . , as well as by third - party insurance companies), exchange traded funds, COEs (Structured Notes), REITs, and uninvested cash balances (Floating Balances), among others .

3 Index Highlights 02 3Q21 KPIs and Financials 03 01 Opening Remarks Q&A 04

1 Opening Remarks

5 Main corporative pillars to successfully deliver our purpose Where are we investing in? 1 FOUNDATIONS 2 PROTECT THE CORE 3 CORE EXPANSION 4 BUILD THE FUTURE

2 Highlights

Highlights

XP Inc.

3Q21 Results

- **All time high quarterly** Gross Revenue and Adjusted Net Income
- Highest gross margin since the IPO, of **71.8%**
- Consistent Adj. Net Inflow **+R$15bn monthly average**

Improved Governance

- BDRs listed in B3 with **~500k** new individual investors and improved liquidity
- XP Controle voting power increased to **68%**

Product Highlights

- **Record Pension Funds Inflows**
- Strong Credit Card TPV growth of **+55%** QoQ

7

3 3Q21 KPIs and Financials

9 (1) This portfolio does not include Intercompany and Credit Card related loans and receivables (2) See appendix for a reconciliation of Adjusted Net Income and Adjusted EBITDA (3) NPS, is an independent widely known survey methodology that measures the willingness of customers to recommend a Company’s pr odu cts and services. The NPS calculation as of a given date reflects the average of the answers in the previous six months KPIs NPS 3 Sep - 21: 77 Total AuC R $ 789 Billion +40% YoY Credit Portfolio 1 R $ 8 . 6 Billion +122% YTD Gross Revenue R $ 3 . 4 Billion +50% YoY Active Clients 3 . 3 Million +25% YoY Credit Card TPV R $ 3 . 3 Billion Adjusted EBITDA 2 R $ 1 . 2 Billion +61% YoY Adjusted Net Inflows R $ 47 Billion NPL Ratio 0 % Adjusted Net Income 2 R $ 1 . 0 Billion +82% YoY Investments Banking Financials +22% YoY +55% QoQ

10 Revenue and Breakdown Total Gross Revenues (in R$ mn) Highlights ▪ Strong Retail and Issuer Services revenue, with growth contribution of 80 % and 10% , respectively ; ▪ Growing contribution from banking revenues and record quarter for fixed income . 3Q20 3Q21 2,245 3,368 +50% RETAIL INSTITUTIONAL 77% 8% 8% 1 % Other Revenue represented 5% of Total Gross Revenues of 3Q21 Total Gross Revenue ISSUER SERVICES DIGITAL CONTENT

Retail Revenue and Take Rate

Resilient monetization and product diversification

XP Inc.

Retail Revenue (in R$ mn)



+53%
1,698
2,599
3Q20
3Q21

Highlights

- Fixed income and structured products growth and floating revenues driven by higher interest rates;
- On 3Q21, Retail related revenues represented 83% of consolidated Net Income from Financial Instruments.

LTM Take Rate (LTM Retail Revenue / Average AUC)



IPO
Stable take rate since IPO
1.3%
1.3%
1.3%
1.3%
1.3%
1.3%
1.3%
1.3%
4Q19
1Q20
2Q20
3Q20
4Q20
1Q21
2Q21
3Q21
AUC
LTM Take Rate

Highlights

- Ability to add new products and services in the platform – such as credit cards and credit, and diversified revenue profile.

Note: Average AUC = (Sum of AUC from the beginning of period and each-quarter end in a given year, being 5 data points in one year)/5

11

12 3Q20 3Q21 669 1,116 +67% 728 3Q20 3Q21 1,170 +61% Adjusted EBITDA and Margin Operational Leverage despite investments in technology, client experience and product offering Highlights ▪ Main drivers were (1) top line increase, mainly coming from Retail ; (2) higher gross margins, partially offset by investments in new initiatives . Adjusted EBITDA 2 (in R$ mn ) (1) Excluding Share Based Compensation (2) See appendix for a reconciliation of Adjusted EBITDA. 34.6% 36.9% % Adj EBITDA Margin Operating Expenses (in R$ mn ) % of Net Revenue Highlights ▪ A 64 % increase in headcount YoY was the main driver behind SG&A growth . Despite a competitive marketplace for talents, we have been able to hire people to carry out the new initiatives and products, especially in tech . 35.2% 31.9% SG&A 1 3Q21 3Q20 2Q21 3,364 4,489 5,527 +64% Headcount

13 Non - GAAP Financial Information Normalized Effective Tax Rate reconciliation 1Q21 2Q21 3Q21 Accounting ETR [A] EBT 784 1,002 908 [B] Income tax (50) (71) 28 A/B ETR -6.4% -7.1% 3.1% Normalized ETR [C] Tax witholding 105 126 179 [A+C] Tax equivalent EBT 889 1,128 1,087 [B-C] Normalized tax expense (155) (197) (150) Normalized ETR -17.4% -17.5% -13.8% PART OF OUR REVENUE IS RECOGNIZED NET OF TAXES. (in R$ mn )

14 3Q20 3Q21 570 1,039 +82% +104% +75% +61% +50% Adjusted EBITDA Gross Revenue Adjusted Net Income +82% Adjusted Net Margin Adjusted Net Income and Margin Net margin expansion driven by strong growth in Retail, operating leverage and a lower tax rate Adjusted Net Income¹ (in R$ mn ) Note: See appendix for a reconciliation of Adjusted Net Income. YoY Growth Across 3Q21 P&L +225 bps Operating leverage Corporate Structure +561 bps Margin expansion YoY Highlights ▪ Adjusted Net Income grew 82 % vs . 3 Q 20 , explained by (1) strong growth in Retail Revenue, (2) operating leverage in SG&A and (3) a lower effective tax rate . 32.8% 27.1%

Q&A

16 Investor Relations ir@xpi.com.br https://investors.xpinc.com/

Appendix

18 Non - GAAP Financial Information Floating and Adjusted Gross Financial Assets 18 Adjusted Gross Financial Assets (in R $ mn ) Floating Balance (in R $ mn ) Floating Balance (=net uninvested clients' deposits) 3Q21 2Q21 Assets (1,065) (2,776) (-) Securities trading and intermediation (1,065) (2,776) Liabilities 19,635 20,814 (+) Securities trading and intermediation 19,635 20,814 (=) Floating Balance 18,570 18,038

XP Inc.

Non-GAAP Financial Information

Adjusted Assets (from the factors listed below) reflects our business more realistically

Simplified Balance Sheet (in R$ mn)

Assets	[A]	[B] Pension Funds	[A-B]	[C] Floating	[A-B-C]	[D] Client Liquidity & Sov. Bonds Arb.	Adjusted Assets [A-B-C-D]
Total	**129,735**	**26,711**	**103,024**	**19,635**	**83,389**	**39,706**	**43,683**
Securities - Fair Value through P&L	53,432	26,711	26,721	-	26,721	6,368	20,354
Securities - Repos	7,871	-	7,871	-	7,871	7,871	-
Securities - Fair Value through OCI	28,566	-	28,566	18,570	9,996	9,996	-
Securities - Trading & Intermediation	1,065	-	1,065	1,065	-	-	-
Other Financial Instruments	16,329	-	16,329	-	16,329	15,471	858
Other Assets	22,472	-	22,472	-	22,472	-	22,472

Liabilities + Equity	[A]	[B] Pension Funds	[A-B]	[C] Floating	[A-B-C]	[D] Client Liquidity & Sov. Bonds Arb.	Adjusted Liabilities & Equity [A-B-C-D]
Total	**129,735**	**26,711**	**92,276**	**19,635**	**71,462**	**39,706**	**43,683**
Securities - Repos	24,234	-	24,234	-	24,234	24,234	-
Other Finan. Liab.	16,588	-	16,588	-	16,588	15,471	1,117
Pension Funds	26,711	26,711	-	-	-	-	-
Securities - Trading & Intermediation	19,635	-	19,635	19,635	-	-	-
Other Liabilities & Equity	42,567	-	42,567	-	42,567	-	42,567

Key factors inflating our balance sheet

[B] Pension Funds

- AUM from XP Vida & Previdência is accounted in both assets and liabilities

[C] Floating

- Uninvested cash from clients allocated in sovereign bonds

[D] Client Liquidity & Sovereign Bonds Arbitrage

- Providing liquidity to clients with derivatives
- Money market funding (repos mostly) allocated into sovereign bonds targeting arbitrage opportunities

Footnote

19

20 3Q21 3Q20 YoY 2Q21 QoQ EBITDA 1,005 681 48% 1,080 -7% (+) Share Based Compensation 165 45 269% 165 0% (+) Offering expenses - 2 -100% - n.a. Adj. EBITDA 1,170 728 61% 1,245 -6% Non - GAAP Financial Information Adjusted EBITDA and Adjusted Net Income 20 Adjusted Net Income (in R $ mn ) Adjusted EBITDA (in R $ mn ) 3Q21 3Q20 YoY 2Q21 QoQ Net Income 936 541 73% 931 1% (+) Share Based Compensation 165 45 269% 165 0% (+) Offering expenses - 2 -100% - n.a. (+/-) Taxes (62) (18) 254% (63) -1% Adj. Net Income 1,039 570 82% 1,034 1%

21 3Q21 3Q20 239 281 +17% Institutional and Issuer Services Institutional Revenue (in R$ mn ) Highlights ▪ The result was largely driven by a strong fixed income activity – also benefiting from recent increases in interest rates in Brazil . Issuer Services Revenue (in R$ mn ) 3Q20 3Q21 169 284 +68% Highlights ▪ Strong performance from both ECM and DCM divisions, with 15 and 48 deals executed in 3 Q 21 versus 14 and 34 in 3 Q 20 , respectively, and a growing contribution from M&A .